UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  2)


                          Danzer Corp.
_____________________________________________________________________________
                        (Name of Issuer)

                          Common Stock
_____________________________________________________________________________
                 (Title of Class of Securities)

                           23700P109
                   __________________________
                         (CUSIP Number)


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                              13G
CUSIP No.  23700P109
_____________________________________________________________________________
 1.  NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.

     Renaissance Capital Partners, Ltd.          75-2296301
_____________________________________________________________________________
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)
_____________________________________________________________________________
 3.  SEC USE ONLY

_____________________________________________________________________________
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
 5.  SOLE VOTING POWER
     11,719,110 shares
_____________________________________________________________________________
 6.  SHARED VOTING POWER
     None
_____________________________________________________________________________
 7.  SOLE DISPOSITIVE POWER
     11,719,110 shares
_____________________________________________________________________________
 8.  SHARED DISPOSITIVE POWER
     None
_____________________________________________________________________________
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,719,110 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable
_____________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     66.63%
_____________________________________________________________________________
12.  TYPE OF REPORTING PERSON
     IV
_____________________________________________________________________________
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ITEM 1.
     (a) Name of Issuer.
         Danzer Corp.                                             ("Company")

     (b) Address of Issuer's principal Executive Offices
         17500 York Road
         Hagerstown, MD   21740-7599

ITEM 2.
     (a) Name of Person Filing
         Renaissance Capital Partners, Ltd.                       ("Filer")

     (b) Address of principal Business Office or, if none, Residence 8080 North Central Expwy., Suite 210, LB 59
         Dallas, TX 75206-1857

     (c) Citizenship
         Texas

     (d) Title of Class of Securities
         Common Stock

     (e) CUSIP Number
         759922107

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) ______ Broker or Dealer registered under Section 15 of the Act

      (b) ______ Bank as defined in section 3(a)(6) of the Act

      (c) ______ Insurance Company as defined in section 3(a)(19) of the Act

      (d)    X   Investment Company registered under section 8 of the Investment
          ______ Company Act

      (e) ______ Investment Adviser registered under section 203 of the
                 Investment Advisers Act of 1940

      (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

      (g) ______ Parent Holding Company, in accordance with section 240.13d-1(b)
                 (ii)(G)(Note: See Item 7)

      (h) ______ Group, in accordance with section 240.13d-1(b)(1)(ii)(H)
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ITEM 4.  Ownership.

      (a) Amount Beneficially Owned:
          At December 31, 1998, Renaissance Capital Partners, Ltd. owned 10,043,792 shares of the Company's common stock and a 10% Convertible Promissory Note for $150,000, convertible at $0.25 per share. On April 1, 1999, the Filer agreed to convert the entire principal balance of its $150,000 Promissory Note, together with $17,531.78 in accrued and unpaid interest owed by the Company, into 1,675,318 shares of the Company's common stock at $0.10 per share. Thus the Filer owns 11,719,110 shares of the Company's common stock.

      (b) Percent of Class   66.63%

      (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote:   11,719,110 shares
           (ii) shared power to vote or to direct the vote:   None
          (iii) sole power to dispose or to direct the disposition of:
                11,719,110 shares
           (iv) shared power to dispose or to direct the disposition of:   None

ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not applicable.

ITEM 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
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                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2000                            /S/
                              _____________________________________________
                                           Signature
                              Renaissance Capital Partners, Ltd.
                              By: Renaissance Capital Group, Inc., Managing General Partner, Russell Cleveland, President
                              _____________________________________________
                                          Name and Title
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